May 6, 2022

VIA EDGAR

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:   Golden Sun Education Group Limited

Amendment No. 6 to Registration Statement on Form F-1

Filed April 1, 2022

File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated April 29, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1

Prospectus Cover Page

1.	Please revise the 4th paragraph to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: We acknowledge Staff’s comment and revised the 4th paragraph on the cover page of the prospectus to acknowledge that Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors, page 6

2.	We note your statements that “it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals” and that “[i]f we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Ordinary Shares may depreciate significantly or become worthless.” Please expand these statements to include approvals from the PRC government to conduct your operations.

Response: We acknowledge Staff’s comment and added a section, “Approvals from the PRC Authorities to Conduct Our Operations”, on page 6 of the Amendment, to expand these statements to include approvals from the PRC government to conduct our operations.

PCAOB’s Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong, page 7

3.	Please revise to include a discussion of the AHFCAA.

Response: We acknowledge Staff’s comment and revised the disclosure on page 8 of the Amendment to include a discussion of the Accelerating Holding Foreign Companies Accountable Act.

Summary of Risk Factors, page 8

4.	We note your response to our prior comment 5 and reissue. Please revise this section to provide specific cross-references for each of the risks discussed under “Risks Relating to Doing Business in the PRC” to the more detailed discussions of these risks in the prospectus. In this regard, the specific cross-references should include the specific risk factor title, as applicable, and associated page number.

Response: We acknowledge Staff’s comment and revised the disclosure on pages 8-10 of the Amendment to provide specific cross-references for each of the risks discussed under “Risks Relating to Doing Business in the PRC” to the more detailed discussions of these risks in the prospectus, including the specific risk factor titles, as applicable, and associated page numbers.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC